                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                   Culp, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.05 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   230215 10 5
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                                 (CUSIP Number)

                              Linda E. Ransom, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 pages)

                                  SCHEDULE 13D

--------------------------------------    --------------------------------------
CUSIP No.  230215 10 5                    Page     2        of   5    Pages
           -----------                         ------------    ------
--------------------------------------    --------------------------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George McFadden
                 ###-##-####
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                         (b) [_]
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        154,200
        OWNED BY             ---------------------------------------------------
          EACH                8       SHARED VOTING POWER
       REPORTING
        PERSON                            617,100
         WITH                ---------------------------------------------------
                              9       SOLE DISPOSITIVE POWER

                                          154,200
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                          617,100
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  771,300
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [_]
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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%
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    14        TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                  This statement constitutes Amendment No. 2 to the Schedule 13D originally filed by George McFadden with the Securities and Exchange Commission on January 29, 2001, as amended by Amendment No. 1 on February 8, 2001, relating to the common stock of Culp, Inc., a North Carolina corporation. Terms defined in the Schedule 13D previously filed have the same meaning in this Amendment.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5(a) of the Schedule 13D, as amended, is hereby amended and restated in its entirety to read as follows:

                  (a) Mr. McFadden beneficially owns 771,302 shares of the Common Stock of Culp, or approximately 6.8% of the 11,221,158 outstanding shares of Common Stock of Culp, as reported in the Form 10-Q of Culp for the quarterly period ended January 27, 2002.

                  Item 5(b) of the Schedule 13D, as amended, is hereby amended and restated in its entirety to read as follows:

                  (b) Mr. McFadden has the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, 154,200 shares of the Common Stock of Culp.

                  Mr. McFadden shares the power to vote or direct the vote of, or the power to dispose or direct the deposition of, a further 617,100 shares of the Common Stock of Culp, as follows. Mr. McFadden serves as co-trustee of a trust under the will of Alexander B. McFadden, deceased, which holds 250,000 shares. Mr. McFadden also serves as co-trustee of a trust dated September 22, 1971 for the benefit of Elizabeth Cutting McFadden which holds 106,600 shares. Mr. McFadden's wife, Carol O. McFadden, holds 20,000 shares. Mr. McFadden has been granted the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of 149,000 shares held by his brother John H. McFadden and 91,500 shares held by his former wife Lesley Taylor. Information with respect to the foregoing persons is set forth in Appendix I hereto.

                  Mr. McFadden disclaims beneficial ownership of all shares of Common Stock of Culp reported herein other than those which he owns directly and those held by the trust under the will of Alexander B. McFadden, deceased, of which he is beneficiary.

                  Item 5(c) of the Schedule 13D, as amended, is hereby amended by adding thereto the following:

                  (c) On April 17, April 23, and May 3, 2002 Mr. McFadden sold on the open market 18,300, 5,000 and 50,000 shares of the Common Stock of Culp for an average price per share of $9.32, $9.83 and $9.25, respectively.

                  On April 23 and May 3, 2002, Mr. McFadden's wife, Carol O. McFadden, sold on the open market 20,000 and 10,000 shares of the Common Stock of Culp for an average price per share of $9.83 and $9.25, respectively.

                                Page 3 of 5 pages

                  On April 30, May 2 and 3, 2002, Mr. McFadden's former wife, Lesley Taylor, sold on the open market 5,000, 2,500, and 50,000 shares of Common Stock of Culp for an average price per share of $9.04, $8.82 and $9.25, respectively.

                  On April 29, April 30, May 2 and May 3, 2002, a trust for the benefit of Mr. McFadden's daughter, Elizabeth Cutting McFadden, sold on the open-market 5,000, 6,500, 2,500 and 50,000 shares of Common Stock of Culp for an average price per share of $9.03, $9,04, $8.82 and $9.25, respectively.

                  On May 3, 2002, the trust under the will of Alexander B. McFadden, Mr. McFadden's father, sold in the open market 50,000 shares of Common Stock of Culp at an average price per share of $9.25.



                                Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2002

                                                 /s/ George McFadden
                                         -------------------------------------
                                                     George McFadden




                                Page 5 of 5 pages